SECURITI 14045667 ON

PROCESSING
FEB 27 2014
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City, MO 64111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly T. Ullom 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 Kansas City, MO 64106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/14/14

OATH OR AFFIRMATION

I, Kelly T. Ullom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc, as of February 20, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Officer

Title

Notary Public

JANET L. TATE
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires J[illegible] 24, 2015
Commission # 104[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal Auditor's Report of Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunset Financial Services, In

Financial Statements
and
Supplemental Schedules

December 31, 2013

KANSAS CITY LIFE
INSURANCE COMPANY
Since 1895

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2013

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(amounts in thousands, except share data)

ASSETS		
Fixed maturity trading securities, at fair value (amortized cost: $317)	$	313
Real estate investment trusts, at fair value		51
Cash and cash equivalents		1,905
Accounts receivable (net of allowance: $1)		426
Interest receivable		1
Income tax receivable		76
Deferred tax asset		367
Total assets	$	3,139
LIABILITIES		
Commissions payable	$	706
Due to affiliated entities		423
Other accounts payable		205
Other liabilities		38
Total liabilities		1,372
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding, 5,000 shares		50
Additional paid in capital		4,300
Retained deficit		(2,583)
Total stockholder's equity		1,767
Total liabilities and stockholder's equity	$	3,139

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2013
(amounts in thousands)

REVENUES		
Commissions:		
Unaffiliated	$	15,180
Affiliated		2,862
Investment income, net		8
Trading investment losses, net		(94)
Total revenues		17,956
EXPENSES		
Commission fees		15,848
Administrative fees		1,173
Legal expenses		1,264
Other operating expenses		251
		18,536
Loss before income tax benefit		(580)
Current tax benefit		(177)
Deferred tax expense		51
NET LOSS	$	(454)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2013
(amounts in thousands)

COMMON STOCK, beginning and end of year	$ 50
ADDITIONAL PAID IN CAPITAL	
Beginning of year	3,300
Capital contribution	1,000
End of year	4,300
RETAINED DEFICIT	
Beginning of year	(2,129)
Net loss	(454)
End of year	(2,583)
STOCKHOLDER'S EQUITY	$ 1,767

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

(amounts in thousands)

OPERATING ACTIVITIES		
Net loss	$	(454)
Adjustments to reconcile net loss to net cash used:		
Trading investment losses, net		94
Changes in Assets and Liabilities:		
Real estate investment trusts arbritration		(132)
Accounts receivable		212
Income tax receivable/payable		(27)
Deferred taxes		51
Commissions payable		(149)
Due to affiliated entities		155
Other accounts payable		15
Other liabilities		(59)
Net cash used		(294)
FINANCING ACTIVITIES		
Capital contribution		1,000
Increase in cash and cash equivalents		706
Cash and cash equivalents at beginning of year		1,199
Cash and cash equivalents at end of year	$	1,905

See accompanying Notes to Financial Statements.

1. Nature of Operations and Significant Accounting Policies

Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The sales force of the Company consists primarily of agents of Kansas City Life. Revenue is primarily generated from the sale of variable life and annuity proprietary and non-proprietary products, as well as other fee based products.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions cleared through National Financial Services (NFS), a clearing broker, are reported on a trade date basis along with the related commission income and expenses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Investments - Fixed Maturity Trading Securities
Fixed maturity trading securities are reported at fair value as a trading portfolio. The Company receives fair values as discussed in Note 4 - Fair Value Measurements. Changes in fair value are recorded as trading investment gains and losses.

Investments – Real Estate Investment Trusts
Real estate investment trusts are reported at fair value as a trading portfolio. No independent third party pricing service is available and there is limited or no observable market data. Fair values are calculated using the Company's own estimates. Changes in fair value are recorded as trading investment gains and losses.

Revenue Recognition
Commissions are recorded on a trade date basis as securities transactions occur.

Investment Advisory Services Revenue
Included in total revenues is income received from investment advisory services. During 2013, the Company recorded $2,677 in investment advisory services revenue.

Income Taxes
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal. Income taxes receivable are deducted in computing net capital in accordance with Rule 15c3-1(c)(2)(iv)(C)/02.

(amounts in thousands)

Agreement with Clearing Broker
The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with NFS. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule. All customer funds and securities are received by the clearing broker, which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred that may result from the clearing of customer transactions for the Company.

As of December 31, 2013, the Company had a receivable of $22 and a payable of $2 with the clearing broker.

New Accounting Pronouncements
There were no new accounting standards in 2013 that had a material impact to the Company.

Other Regulatory Activity
SFS is a registered broker-dealer, which is regulated by FINRA and the SEC. In July 2013 in two separate rulemakings, the SEC adopted amendments to the net capital, customer protection, books and records, and notification rules (SEA Rules 15c3-1, 15c3-1a, 15c3-3, 15c3-3a, 17a-3, 17a-4, and 17a-11), and amended annual reporting and audit requirements under SEA Rule 17a-5.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) was passed in July of 2010. This Act focuses on financial reform, specifically changes to derivatives regulation, regulatory framework for executive pay, corporate governance, investor protection, clawback provisions, mortgage reform, and numerous other issues. The Company will continue to assess the information contained in this Bill as additional guidance becomes available and as additional implications are clarified. The Company expects that additional disclosures will become required and additional costs may be associated with this Act as these changes are promulgated.

2. Going Concern

The Company is currently a defendant in a number of FINRA arbitration proceedings related to the sale of its products. It is not possible to predict the ultimate outcome of these pending legal proceedings or to reasonably estimate the ranges of potential losses related thereto.

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. If as a result of losses from litigation the Company was to fail to meet regulatory net capital requirements, it would be required to raise additional capital to continue operations. Although the Company's parent may assist from time to time with funding for the Company, there can be no assurance that the Company will be successful in obtaining additional capital. The accompanying financial statements do not contain any adjustments that might be necessary as a result of this uncertainty. Please see note 8, Contingencies, for additional information.

3. Investments

Investment Income
The following table provides investment income by major category. As the Company manages a trading portfolio, gains and losses resulting from fluctuations in the fair value are realized as they are incurred. Fluctuations arising from the change in fair value for real estate investment trusts are reflected as trading investment gains and losses as they occur. Realized gains and losses on the sale of investments are determined on the basis of the specific identification method. There was no sale of investments in 2013.

Contractual Maturities
The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2013.

	Fair Value
Due after one year through five years	$ 313
Total	$ 313

4. Fair Value Measurements

Fair Values Hierarchy
The Company categorizes its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

Level 1 - Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data.

Level 3 - Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances.

Determination of Fair Value
The carrying amount of cash and cash equivalent investments approximates their fair values. The fair values for fixed maturity securities and real estate investment trusts are based on quoted market prices, where available. In the event that a price is not available from a quote market source, the Company pursues external pricing from independent brokers. In the event that the Company cannot determine a fair value from an independent broker, the Company generates a fair value from techniques that use significant assumptions not observable in the market. Fair value measurements for assets where there existed or no observable market data are calculate during the Company's own estimates and are categorized as level 3. These estimates are based on NAV of the investment with liquidity discounts for the economic and competitive environment, unique characteristics of the asset and other pertinent factors. These estimates cannot be determined with precision and may not be realized in an actual sale and there may be inherent weakness in any valuation technique. The Company reviews prices received from service providers for unusual fluctuations as discussed below. However, if the primary pricing service does not provide a price, the Company utilizes a second pricing service if a price is available. In the event a price is not available from either third-party pricing service, the Company pursues external pricing from independent brokers.

The Company performs an analysis on the prices received from third-party security pricing services and independent brokers to ensure that the prices represent a reasonable estimate of the fair value. The Company corroborates and validates the primary pricing sources through a variety of procedures that include but are not limited to comparison to additional independent third-party pricing services or brokers, where possible, a review of third-party pricing service methodologies, back testing and comparison of prices to actual trades for specific securities where observable data exists. In addition, the Company analyzes the third-party pricing services' methodologies and related inputs and also evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy.

(amounts in thousands)

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed maturity securities - U.S. agency bonds	$ 313	$ -	$ 313	$ -
Real estate investment trusts	51	-	-	51
	$ 364	$ -	$ 313	$ 51

There were no transfers between levels 1, 2, or 3 in 2013.

5. Federal Income Taxes

The components of income tax benefit on operations are as follows:

	2013
Current income tax benefit	$ (177)
Deferred income tax benefit	51
Total income tax benefit	$ (126)

Total income tax benefit on income from operations is equal to 21.8% of income before income tax expense. The effective income tax rate of 21.8% varies from the statutory rate of 35% due to nondeductible expenses relating to penalties.

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

	2013
Deferred tax assets:	
Legal Reserve	$ 11
Trading investment losses, net	30
Net operating loss carryforward	326
Gross and net deferred tax assets	$ 367

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2013, as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

The deferred tax asset is primarily attributable to a net operating loss carryforward. The Company is a member of a consolidated tax return group that expects to generate sufficient future taxable income to utilize the existing net operating loss during the statutory carryforward period.

The Company did not have any unrecognized tax benefits at December 31, 2013. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2013, the Company did not recognize any expense related to interest and penalties.

(amounts in thousands)

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,205, which was in excess of its required net capital of $91. The Company's ratio of aggregate indebtedness to net capital was 1.14 to 1. See Schedule I for additional information. Historically and in the foreseeable future, the Company is dependent upon support from its parent to support operations.

7. Related Party Transactions

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services, including but not limited to legal, accounting, human resources, information technologies and fixed assets to the Company. The administrative fees for providing such items amounted to $1,173. At December 31, 2013, the Company had an accounts payable due to affiliates of $423. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or from the Company.

The Company executed brokerage transactions for Kansas City Life and Sunset Life Insurance Company of America (Sunset Life) and recorded brokerage commissions of $2,862 related to these transactions. The cost of these services was also determined by Kansas City Life based upon internal cost studies. Affiliated revenues, net of related commission expenses, amounted to $146.

8. Contingencies

The Company is currently a defendant in several legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine the likelihood or amount of an outcome, but the resolution of any of these matters could have a material adverse effect on its financial position, results of operations, or cash flows.

The Company has received a number of complaints to be heard in arbitration proceedings under FINRA rules. These complaints, which include tenant-in-common investments in real estate and a particular private placement transaction in real estate, allege most if not all of the following: that the product was unsuitable for the particular investor; that the representative and/or the Company engaged in misrepresentation, unfair trade practices, breach of fiduciary duty, breach of contract, and fraud; and that the Company failed to supervise the representative. The specific claims currently pending include:

1) A claim filed in North Carolina in March 2011 related to a real estate based private placement offering;
2) A claim filed in Texas in August 2013 related to a real estate investment trust and two oil and gas investments; and
3) A claim filed in Arizona in November 2013 related to three different real estate based private placement transactions.

The Company is currently the defendant in an action in Missouri state court, under which its errors and omissions carrier is seeking a declaratory judgment that the insurer is not liable for a claim that has now been paid by the Company. While the action by the insurer only seeks to recognizes non-payments of costs already incurred and booked by the Company, the Company has filed a counterclaim seeking damages related to what the Company considers to be the bad faith denial of that claim by the insurer. If successful, the Company could recover not only the already incurred costs related to the claim but also additional monies in the form of damages related to that denial.

The process for all of the above claims are in the early stages and the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through that entity. It is possible that any examination may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. As of December 31, 2013, the Company had no open FINRA examinations.

9. Subsequent Events

Subsequent events have been evaluated through the date that the financial statements have been issued.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
December 31, 2013
(amounts in thousands)

Total stockholder's equity	$	1,767
Non-allowable assets		518
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		44
Net Capital		1,205
Minimum requirement		91
Excess	$	1,114
AGGREGATE INDEBTEDNESS		
Commissions payable	$	706
Due to affiliated entities		423
FINRA & administrative fees payable		205
Accounts payable and accrued liabilities		38
Aggregate indebtedness	$	1,372
Ratio of aggregate indebtedness to net capital		1.14 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2013.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXHANGE COMMISSION
SCHEDULE II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company clears transactions through National Financial Services.

SUNSET FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXHANGE COMMISSION
SCHEDULE III

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company clears transactions through National Financial Services.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sunset Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2014

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying financial statements of Sunset Financial Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Sunset Financial Services, Inc. will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations in addition to unresolved legal proceedings that could result in substantial costs to the Company, and have a material adverse effect on the Company's business, financial condition, net capital, and results of operations. At December 31, 2013, these circumstances raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 20, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

2013 DEC 24 AM 7:44

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014148 FINRA DEC
SUNSET FINANCIAL SERVICES INC 16*16
3520 BROADWAY
PO BOX 219365
KANSAS CITY MO 64121-9365

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SS

2. A. General Assessment (item 2e from page 2) $ 3,326

B. Less payment made with SIPC-6 filed (exclude interest) (2,697)

7-23-2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 629

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 629

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 629

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sunset Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP/COO
(Title)

Dated the 13 day of Feb, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,956,003
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,625,693
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	16,625,693
2d. SIPC Net Operating Revenues	$ 1,330,310
2e. General Assessment @ .0025	$ 3,326
	(to page 1, line 2.A.)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Sunset Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Sunset Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be sued by anyone other than these specified parties.

KPMG LLP

February 20, 2014

SFS

SUNSET FINANCIAL

Member FINRA/SIPC

Re: Audited Financial Statements

Enclosed please find the 2013 Audited Financial Statement for Sunset Financial Services, Inc. If you have any questions, please contact us at 816-753-7000.

Thank you.

Executive Officer

A member of the Kansas City Life Group of Companies

Home Office: 3520 Broadway, Kansas City, MO 64111 • (816) 753-7000 • (800) 821-5529